Tesco PLC (TSCO)

Friday

4:00P - Director/PDMR Shareholding

Tesco PLC
02 February 2007


07023248

SUPPL

2 February 2007

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that on 1 February 2007 the following Directors exercised options over Ordinary shares of 5p each in the Company under the Tesco plc Savings-Related Share Option Scheme (1981), at an option price of 198.00p per share:

Director	Number of shares
P A Clarke	1671
A Higginson	1671
T P Leahy	1671
T J Mason	1003
D T Potts	1671

In accordance with instructions received on 18 January 2007, A Higginson sold the shares acquired on exercise at the market price of 424.9081p per share.

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL

Tel. 01992 632222